EXHIBIT 99.3

NEWS RELEASE

Fairmont Resort Properties selects Sprint Canada’s Do Not Call technology solution to comply with U.S. legislation

TORONTO — September 15, 2004 — Sprint Canada Inc. and Fairmont Resort Properties, Canada’s largest vacation ownership company, today announced an agreement through which Sprint Canada will provide services that will allow the company to fully comply with U.S. Do Not Call (DNC) legislation. Sprint Canada has been Fairmont Resort Properties’ provider of long distance and toll free services since 2002.

“A substantial portion of our business is dependent on outbound calling, so the introduction of Do Not Call legislation in the United States brought to a halt our outbound calling to the United States,” said Collin Knight, president, Fairmont Resort Properties. “We needed a robust, full-featured application to offer full protection and compliance within the new U.S. legislation and prepare us should legislation be introduced in Canada in the near future. Sprint Canada understood our business challenge and introduced us to Gryphon Networks’ state-of-the-art Guardian Interactive Solution technology.”

Added Greg McCamus, president, Sprint Canada Business Solutions, “Through our solutions- focused sales approach we are able to understand these specific business challenges and bring the right solutions to the table for our customers. Our DNC solution gives Fairmont Resort Properties an immediate solution to a critical business issue, one that automates compliance and protects the company from incurring significant penalties.”

Sprint Canada through a co-marketing agreement with Gryphon Network’s launched its Do Not Call solution in November of 2003 shortly after the U.S. Federal Trade Commission implemented its legislation. Contravening the legislation can result in penalties of up to US$11,000 per call for calling a number on the national registry of DNC numbers. In addition, 24 states presently maintain independent DNC lists that telemarketers must honour, with fines of up to US$25,000 per call.

Sprint Canada identified the impact of this legislation on Canadian businesses early and was first to market in Canada with a solution through an exclusive technology alliance with Gryphon Networks, the North American leader in automated Do Not Call management solutions for business.

Do Not Call solutions complements Sprint Canada’s portfolio of voice, enhanced voice, data and IP services for businesses of all sizes. Sprint Canada is the only Canadian telecommunications company that can provide a seamless North American network under one brand, through its partnership with Sprint Communications, L.P., a global integrated communications provider widely recognized for developing, engineering and deploying state-of-the-art network technologies.

Businesses wanting to learn more about Sprint Canada Do Not Call solutions can call
1-877-500-3111 or visit www.sprint.ca/donotcall.

Do Not Call Webcast
Sprint Canada is hosting a Webcast on Do Not Call Compliance on Wednesday, September 15, 2004 from 1:00 PM to 2:30 PM EST, featuring speakers from Angus Telemanagement, Gryphon Networks, Fairmont Resort Properties and Sprint Canada.

To register send an email to donotcall@sprint-canada.com.

About Sprint Canada
Sprint Canada Inc., a wholly owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

About Fairmont Resort Properties
Currently celebrating their 25th anniversary, Fairmont Resort Properties is the largest vacation ownership company in Canada with over 22,000 owners. The company owns and operates Fairmont Vacation Villas at Fairmont Hot Springs and Lake Okanagan Resort in Kelowna, British Columbia, as well as The Makaha Resort and Golf Club, a 300-acre resort with a championship golf course on the island of Oahu in Hawaii. They also own the Shuswap Lake Resort Club in British Columbia, which operates 28 luxury houseboats, and provide motor home vacations across Canada. Fairmont is the only vacation ownership company worldwide that provides ‘on land, on water, on wheels vacations’. Also through the two main exchange providers, RCI and Interval International, Fairmont provides holidays for their owners at over 5,000 locations in 85 countries worldwide.

CONTACT:

Sprint Canada
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

Fairmont Resort Properties
Ray Joubert
Marketing Manager
250-345-6556
ray@fairmontvillas.com